UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO PURSUANT TO RULE 13A-16 OR 15D-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              October 3, 2000



                   SAPIENS INTERNATIONAL CORPORATION N.V.
                  ----------------------------------------
              (Translation of registrant's name into English)


                        Kaya Richard J. Beaujon z/n
                               P. O. Box 837
                 Willemstad, Curacao, Netherlands Antilles
                -------------------------------------------
                  (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|


[Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .]


      On September 17, 2000, the Registrant entered into the Agreement and Plan of Merger (the "Merger Agreement") among the Registrant, Wisdom Merger Sub, Inc., a wholly-owned subsidiary of the Registrant incorporated in the State of Delaware ("Merger Sub") and Ness Technologies, Inc., a Delaware corporation ("Ness"), pursuant to which the Registrant and Ness will enter into a business combination by means of the merger of Merger Sub with and into Ness (the "Merger"). The consummation of the merger is conditioned upon receipt of appropriate shareholder and regulatory approvals and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement. The Merger Agreement is attached hereto as Exhibit A and incorporated herein by reference. The foregoing description of the Merger and the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement attached hereto.

      In connection with the Merger, the Registrant also entered into the Voting Agreement by and among the Registrant and the stockholders named therein, dated September 17, 2000 and attached hereto as Exhibit B and Ness entered into the Voting Agreement by and among Ness and the stockholders named therein, dated September 17, 2000 and attached hereto as Exhibit C.


                                  EXHIBITS

A. Agreement and Plan of Merger dated as of September 17, 2000 among Sapiens International Corporation N.V., Wisdom Merger Sub, Inc. and Ness Technologies, Inc.

B. Voting Agreement by and among Sapiens International Corporation N.V. and the stockholders named therein, dated September 17, 2000.

C. Voting Agreement by and among Ness Technologies, Inc. and the stockholders named therein, dated September 17, 2000.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SAPIENS INTERNATIONAL CORPORATION N.V.
                                   (Registrant)


                                   By  DAN FALK
                                      --------------------------------------
                                       President and Chief Executive Officer

Date   October 3, 2000